U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                           SEC File Number 0-27591
                           CUSIP Number 29326P100

(CHECK ONE):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F
              [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

              For Period Ended: MARCH 31, 2001

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:

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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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

PART I - REGISTRANT INFORMATION

ENGLISH LANGUAGE LEARNING AND INSTRUCTION SYSTEM, INC.
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Full Name of Registrant

POLITICS.COM, INC.
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Former Name if Applicable

3520 NORTH UNIVERSITY AVENUE, SUITE 275
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Address of Principal Executive Office (STREET AND NUMBER)

PROVO, UTAH 84604
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City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001 within the prescribed time period because the Company is having difficulty obtaining certain information that is necessary to the completion of the Form 10-QSB. The Company intends to file its Quarterly Report on Form 10-QSB before the 5th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         TIMOTHY D. OTTO               801          374-3424
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         (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      Yes [X]    No [ ]

Although the Company expects to report substantial losses for the quarter ended March 31, 2001, the Company is unable to reasonably estimate the amount of such losses as it has not yet obtained the information necessary to make such estimate.

English Language Learning and Instruction System, Inc., formerly Politics.com, Inc., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                               ENGLISH LANGUAGE LEARNING AND
                               INSTRUCTION SYSTEM, INC.


                               /s/ Timothy D. Otto
                            By:__________________________________
                               Chief Executive Officer, President
                               and Director

Date: May 14, 2001